Exhibit 99.7

PRESS RELEASE

Onsite Solar Generation: TotalEnergies Surpasses 1.5 GW of
PPAs with 600 B2B Customers Worldwide

Paris, March 18th, 2024 – TotalEnergies is pleased to announce it has reached over 1.5 GW of signed renewable Power Purchase Agreements (PPAs) with over 600 industrial and commercial customers worldwide, for self-consumption on their sites and injection into the grid. Of this 1.5 GW, 1.1 GW is already in operation, producing 1.5 TWh of electricity a year, while 400 MW will be commissioned by year-end.

By solarizing its customers’ sites, TotalEnergies will support the energy transition of various industries, including agrifood, automotive, cement, digital, manufacturing, metals, mining, retail, and warehousing.

A unique footprint across all continents

Operating to the highest industry standards and in close proximity to its customers, TotalEnergies’ distributed generation solutions are present in over 30 countries across all continents, positioning TotalEnergies as one of the distributed generation players with the widest coverage.

Examples of TotalEnergies’ onsite renewable generation projects include:

▪	In the United States, a long-term contract was signed for a solar carport project (12.3 MWp) coupled with battery storage (7.4 MW/24.6 MWh) to supply power to JFK Airport serving New York City.

▪	In Belgium, the construction of a 31 MWp floating photovoltaic (PV) plant for Holcim Belgium to supply decarbonized electricity to the Obourg cement plant.

▪	In Oman, the launch of a 17 MWp single-axis tracker ground-mounted solar facility for Veolia to power the Sharqiyah Desalination Plant.

▪	In Indonesia, the construction of a 43 MWp rooftop solar system, the largest in the country, to power a Gunung Raja Paksi (GRP) steel factory.

Tailored, competitive solutions for B2B customers

TotalEnergies sells renewable electricity generated at its B2B customers sites through long-term PPAs. To this end, the Company develops, finances, builds, and operates solar panels installed on rooftops, carports, and vacant industrial lands.

These solar solutions enable companies to enjoy significant bill savings and predictable electricity prices, while reducing their carbon footprint. Onsite behind-the-meter batteries are also offered as a complement to increase local consumption of solar electricity while providing stabilization services to electricity grid operators.

In addition, TotalEnergies has a wide range of decarbonized energy solutions such as renewable electricity (off-site solar, wind and hydro PPAs), low-carbon fuels (from hydrogen and biogas to Sustainable Aviation Fuel), CO2 capture, storage and use, and electric mobility (including trucks), adapted to over twenty industries.

"Thanks to the trust and closeness we have established with our B2B customers, the dedication of our teams, and our Company’s commitment, we are proud to continue accelerating our growth in distributed generation worldwide. In an unstable market with high energy prices, we provide our customers not only decarbonized energy but also visibility and operational excellence throughout the duration of the PPA”, said Vincent Stoquart, Senior Vice President Renewables at TotalEnergies.

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TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. At the end of 2023, TotalEnergies’ gross renewable electricity generation installed capacity was 22 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).